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                           October 5, 2021

       Charles M. Shaffer
       President and Chief Executive Officer
       Seacoast Banking Corp of Florida
       815 Colorado Avenue
       Stuart, Florida 34994

                                                        Re: Seacoast Banking
Corp of Florida
                                                            Registration
Statement on Form S-4
                                                            Filed September 30,
2021
                                                            File No. 333-259930

       Dear Mr. Shaffer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance